UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

LiveDeal, Inc.

(Name of Issuer)

Common Stock $0.001 par value

(Title of Class of Securities)

538144304

(CUSIP Number)

Isaac Capital Group LLC

Attention: Manager

12520 High Bluff Drive, Suite 145

San Diego, California 92130

858-259-6666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538144304	Page 2 of 5 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Jon Isaac
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ (see instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 621,503
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 621,503
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,503
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 538144304	Page 3 of 5 Pages

SCHEDULE 13D
1	NAME OF REPORTING PERSON Isaac Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ (see instructions)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 621,503
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 621,503
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,503
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 538144304	Page 4 of 5 Pages

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Jon Isaac and Isaac Capital Group LLC, a Delaware limited liability company (“ICG” and, together with Mr. Isaac, the “Reporting Persons”), on January 12, 2012 (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of LiveDeal, Inc., a Nevada corporation (the “Issuer”). Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 1. Security and Issuer

The principal executive offices of LiveDeal are at 6240 McLeod Drive, Suite 120, Las Vegas, Nevada 89120.

Item 2. Identity and Background

(c)	Mr. Isaac is the sole member of ICG, and his principal occupation is serving as the President and CEO of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

ICG acquired 109,139 shares of Common Stock (the “Conversion Shares”), together with a warrant to purchase an additional 109,139 shares of Common Stock (the “Conversion Warrant”), directly from the Issuer on September 20, 2012 upon conversion of an outstanding Subordinated Convertible Note (the “Note”), issued by the Issuer, having an aggregate outstanding principal amount of $250,000 and accrued but unpaid interest of $9,315.07 thereon. ICG acquired the Note directly from the Issuer in a private placement transaction on April 3, 2012 for a purchase price of $250,000. This purchase price was paid from ICG’s general working capital, and none of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Note (or the Conversion Shares).

Item 4. Purpose of Transaction

ICG converted the Note and acquired the Conversion Shares and Conversion Warrant to maintain the stockholders’ equity of the Issuer above $2.5 million.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons each beneficially owns 621,503 shares of Common Stock, which represents approximately 22.8% of the issued and outstanding shares of Common Stock (based upon the 2,434,119 shares of Common Stock stated to be outstanding as of August 1, 2012 in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2012, together with the 75,000 shares of Common Stock issued by the Issuer as reported in its Current Report on Form 8-K filed with the SEC on August 21, 2012).

CUSIP No. 538144304	Page 5 of 5 Pages

(b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 621,503 Shares.

(c) The Reporting Persons acquired all of the Conversion Shares and the Conversion Warrant within the last sixty days directly from the Issuer upon conversion of the Note effected on September 20, 2012 at a conversion price of $2.38 per Share. The Warrant has an exercise price of $2.85 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ISAAC CAPITAL GROUP LLC

/s/	Jon Isaac
Jon Isaac
President

JON ISAAC

/s/	Jon Isaac